02018760

AS 3/7/02

3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 44161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 143 PROCESSING WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TALLEY & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman, Suite 500
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Wm. Talley — 949-622-5590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name — *if individual, state last, first, middle name*)

6700 East Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Wm. Talley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talley & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

Richard Wm. Talley, President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Talley & Company
Irvine, California

We have audited the accompanying statement of financial condition of Talley & Company as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talley & Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 8, 2002

TALLEY & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 23,284
Deposit - Clearing agent		25,000
Interest - Clearing deposit - Non-allowable		120
Total cash and cash equivalents		48,404
Prepaid expenses		1,750
Interest receivable - Clearing agent - Non-allowable		7,455
CRD deposit		309
Total assets		$ 57,918

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Wedbush commission account		$ 34,095
Accounts payable and accrued expenses		2,591
Total liabilities		36,686
Stockholders' equity:		
Common stock without par value; authorized 5,000,000 shares; issued and outstanding, 23,000 shares	$ 23,000	
Paid-in capital	65,000	
Retained earnings	(66,768)	
Total stockholders' equity		21,232
Total liabilities and stockholders' equity		$ 57,918

The accompanying notes are an integral part of these financial statements.

TALLEY & COMPANY
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions		$ 9,890
Margin interest		92,400
Interest income		1,154
Total revenues		103,444
Expenses:		
Clearing charges	$ 5,472	
Legal and audit	113,166	
Fidelity bond	362	
NASD membership assessment	1,074	
SIPC assessment	150	
Consulting	19,793	
Other professional services	7,173	
Rent	24,308	
Other	285	
Total expenses		171,783
Loss before income taxes		(68,339)
Income taxes (Note 2)		(800)
Net loss		$ (69,139)

The accompanying notes are an integral part of these financial statements.

TALLEY & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 23,000	-	48,471	71,471
Additional capital contributed	-	65,000	-	65,000
Net income for the year ended December 31, 2001	-	-	(69,139)	(69,139)
Shareholder distribution	-	-	(46,100)	(46,100)
Balance at December 31, 2001	$ 23,000	65,000	(66,768)	21,232

The accompanying notes are an integral part of these financial statements.

TALLEY & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		$ (69,139)
Adjustments to reconcile net loss to net cash provided from operating activities:		
Decrease in receivables	$ 37,049	
Increase in prepaids	(1,750)	
Decrease in accounts payable and accrued expenses	(7,782)	
Increase in CRD deposit	(349)	
Total adjustments		27,168
Net cash flows used for operating activities		(41,971)
Cash flows from investing activities		-
Cash flows from financing activities:		
Capital contributed by stockholders	65,000	
Net cash flows provided by financing activities		65,000
Net increase in cash and cash equivalents		23,029
Cash and cash equivalents at beginning of year		25,375
Cash and cash equivalents at end of year		$ 48,404

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Irvine, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1 and operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S-corporation status for income tax purposes. Under this election, the stockholders of the Company are taxed individually on the income of the corporation. Therefore, no provision exists for Federal income taxes. However, there exists a provision for California taxes because the State of California assesses a 1.5% minimum Franchise tax on S-corporation earnings.

(2) INCOME TAXES

As discussed in Note 1, the Company has elected to be taxed as an S-corporation for Federal and California tax purposes. Therefore, no Federal income tax provision is provided.

(2) INCOME TAXES, Continued

The tax provision of $800 represents an estimate of California Franchise tax at a tax rate of 1.5 percent. Similar to the Federal rules, the net income passes through to the stockholder so that both Federal and state taxes are primarily paid on the individual level.

(3) RENTAL OF FACILITIES

The Company occupies office space under a lease renewable every six months. Therefore, no long-term commitment exists. The monthly rent, as of December 31, 2001, approximated $1,800 per month. Rent and other occupancy expenses for the year amounted to $24,307 under this agreement.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $11,598 which exceeded the required minimum capital by $6,598. The aggregate indebtedness to net capital ratio was 3.16 to 1.

TALLEY & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition		$ 21,232
Less non-allowable assets:		
CRD deposit	$ 309	
Interest - Clearing account	120	
Prepaid expenses	1,750	
Interest receivable - Clearing agent	7,455	(9,634)
Net capital		$ 11,598

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $36,687)	$ 2,446
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 6,598

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 36,686
Ratio of aggregate indebtedness to net capital	3.16 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as noted above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Talley & Company
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Talley & Company for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Long Beach, California
February 8, 2002